EXHIBIT 12.1
Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Years Ended December 31,
	2008 (a)	2007 (a)(d)	2006(b)(d)	2005(a)(d)	2004(a)(d)
Earnings for Computation of Ratio:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or (loss) from equity investees	$743.7	$503.9	$(897.0)	$496.2	$211.0
Distributed income from equity investee	—	—	—	—	—
Fixed charges	23.2	17.6	13.5	12.4	13.0

Total earnings (loss)	$766.9	$521.5	$(883.5)	$508.6	$224.0

Fixed Charges:
Interest expense and debt cost amortization (c)	$5.8	$3.0	$1.4	$1.5	$4.1
Estimate of interest within rental expense	17.4	14.6	12.1	10.9	8.9

Total fixed charges	$23.2	$17.6	$13.5	$12.4	$13.0

Ratio of earnings to fixed charges	33.0	29.6	—	41.2	17.2

(a)	For these ratios, “earnings” represents (i) income before taxes before adjustment for minority interests in equity investees and (ii) fixed charges.

(b)	The pre-tax losses from continuing operations for the year ended December 31, 2006, are not sufficient to cover fixed charges by a total of approximately $897.0 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.

(c)	Estimated interest on tax liabilities of $3.6 million, $2.2 million, $1.3 million $1.7 million, and $1.2 million was not included in total fixed charges for 2008, 2007, 2006, 2005, and 2004, respectively, as the Company classified such interest as part of its income tax provision before and after the adoption of FIN 48 on January 1, 2007.

(d)	Prior period pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or (loss) from equity investees has been revised to exclude income or (loss) from equity investees. The income or (loss) excluded from equity investees was $6.7 million, nil, $1.3 million, and $(2.9) million, for the years ended December 31, 2007, 2006, 2005, and 2004, respectively.